Filed with the U.S. Securities and Exchange Commission on April 29, 2022
1933 Act Registration File No. 333-250955
1940 Act File No. 811-23622

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[	X	]
Pre-Effective Amendment No.		[		]
Post-Effective Amendment No.	3	[	X	]
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[	X	]
Amendment No.	4	[	X	]
(Check appropriate box or boxes.)

ASYMmetric ETFs Trust
(Exact Name of Registrant as Specified in Charter)
c/o ASYMmetric ETFs, LLC
158 East 126th Street, Suite 304
New York, NY 10035
(Address of Principal Executive Offices, including Zip Code)
Registrant’s Telephone Number, including Area Code: (212) 755-1970
Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808
(Name and Address of Agent for Service)

With Copies to:

Peter J. Shea, Esq.
K&L Gates LLP
599 Lexington Ave
New York, NY 10022
(212) 536-3988

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 333-250955) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing the First Amendment to the Investment Advisory Agreement between the Trust and ASYMmetric ETFs, LLC (exhibit (d)(2) to Item 28 of this Registration Statement). Accordingly, this Post-Effective Amendment No. 3 does not change the form of any prospectus or statement of additional information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 3 shall become effective upon filing with the SEC.

PART C

OTHER INFORMATION

Item 28.		Exhibits

(a)		Declaration of Trust of the Registrant dated August 7, 2020.[1]

(b)		By-laws of the Registrant dated August 7, 2020.[1]

(c)		Instruments defining rights of security holders with respect to the Registrant are contained in the Declaration of Trust and By-Laws, which are incorporated by reference to Exhibits (a) and (b) of Item 28 of Part C herewith.

(d)	(1)	Investment Advisory Agreement between the Trust and ASYMmetric ETFs, LLC (the “Adviser”) dated February 12, 2021.[2]

	(2)	First Amendment to the Investment Advisory Agreement between the Trust and ASYMmetric ETFs, LLC (the “Adviser”) dated June 3, 2021. (Filed herewith)

	(3)	Subadvisory Agreement between the Trust and Toroso Investments, LLC (the “Subadviser”) dated February 12, 2021[2]

(e)	(1)	Distribution Agreement between the Trust and Foreside Fund Services, LLC, dated February 12, 2021.[2]

	(2)	Novation Agreement between the Trust and Foreside Fund Services, LLC, dated September 30, 2021.[3]

	(3)	Form of Authorized Participant Agreement.[2]

(f)		Bonus, profit sharing or pensions plans. (Not applicable)

(g)		Custody Agreement between the Trust and U.S. Bank National Association, dated February 9, 2021.[2]

(h)	(1)	Fund Administration Servicing Agreement between the Trust and U.S. Bancorp Fund Services d/b/a U.S. Bank Global Fund Services dated February 11, 2021.[2]

	(2)	ETF Fund Accounting Servicing Agreement between the Trust and U.S. Bancorp Fund Services d/b/a U.S. Bank Global Fund Services, dated February 11, 2021.[2]

	(3)	Transfer Agent Servicing Agreement between the Trust and U.S. Bancorp Fund Services d/b/a U.S. Bank Global Fund Services, dated February 11, 2021.[2]

	(4)	Sublicense Agreement between the Trust and ASYMmetric ETFs, LLC, dated February 12, 2021.[2]

	(5)	Expense Limitation Agreement between the Trust and ASYMmetric ETFs, LLC, dated February 12, 2021.[2]

(i)		Opinion of Legal Counsel.[2]

(j)	(1)	Consent of Independent Registered Public Accounting Firm.[3]

	(2)	Powers of Attorney for Vivienne Hsu, Winston I. Lowe, Suzanne Siracuse and William M. Thomas.[2]

(k)		Financial Statements Omitted from Prospectus. (Not applicable)

(l)		Initial Capital Agreement.[2]

(m)		Rule 12b-1 Distribution and Service Plan.[2]

(n)		Plan Pursuant to Rule 18f-3 under the 1940 Act. (Not applicable)

(o)		Reserved.

(p)	(1)	Code of Ethics of the Registrant.[2]

	(2)	Code of Ethics of the Adviser.[2]

	(3)	Code of Ethics of the Subadviser.[2]

(1) Previously filed as exhibits to the Registration Statement filed on November 25, 2020, and incorporated by reference herein.
(2) Previously filed as exhibits to the Registration Statement filed on February 12, 2021, and incorporated by reference herein.
(3) Previously filed as exhibits to the Registration Statement filed on April 26, 2022, and incorporated by reference herein.

Item 29. Persons Controlled by or under Common Control with Registrant
The Registrant is managed by the Adviser, ASYMmetric ETFs, LLC, a wholly-owned subsidiary of ASYMmetric Holdings, Inc. ASYMmetric Investment Solutions, LLC, the Index Provider, is a related person, under common control with the Adviser that holds intellectual property relating to the Adviser’s management of the series of the Registrant.
Item 30. Indemnification
The Registrant is organized as a Delaware statutory trust and is operated pursuant to a Declaration of Trust dated August 7, 2020, that permits the Registrant to indemnify its trustees and officers under certain circumstances. Such indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registrant’s Declaration of Trust provides that officers and trustees of the Trust shall be indemnified by the Trust against liabilities and expenses of defense in proceedings against them by reason of the fact that they each serve as an officer or trustee of the Trust.

In particular, Article IX, Section 2 of the Registrant’s Declaration of Trust provides as follows:

Section 1.	INDEMNIFICATION.

(a) Subject to the exceptions and limitations contained in subsection (b) below:
(i)       every person who is, or has been, a Trustee or an officer, employee or agent of the Trust, including persons who act at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Trust or the appropriate Series to the maximum extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof.
(ii)       as used herein, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (whether civil, criminal or administrative proceedings, regulatory investigations, or other proceedings, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorneys fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.
(b)       No indemnification shall be provided hereunder to a Covered Person:
(i)       who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust, a Series or its or their Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or (B) not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust or Series, as the case may be; or
(ii)       in the event of a settlement, if there has been a determination that such Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office: (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust or Series, as applicable, nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).
(c)       The rights of indemnification herein provided may be insured against by policies maintained by the Trust or the Series, as applicable, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled and shall inure to the benefit of the heirs, executors and administrators of a Covered Person. Nothing contained herein shall affect any rights to indemnification to which Trust or Series personnel other than Covered Persons may be entitled by contract or otherwise under law.
(d)       To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in subsection (a) of this Section shall be paid by the Trust or applicable Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him or her to the Trust or applicable Series if it is ultimately determined that he or she is not entitled to indemnification under this Section; provided, however, that any such advancement will be made in accordance with any conditions required by the Commission.
(e)       Any repeal or modification of this Article IX by the Shareholders, or adoption or modification of any other provision of this Declaration of Trust or the By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.
Sections 7 and 12 of the Investment Advisory Agreement between the Trust and ASYMmetric ETFs, LLC provide:
7. Limits of Liability; Indemnification. The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. The Adviser shall not be liable for any error of judgment or for any loss suffered by the Trust or a Fund in connection with the matters to which this Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in section 36(b)(3) of the 1940 Act) or a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of, or from reckless disregard by it of its obligations and duties under, this Agreement. It is agreed that the Adviser shall have no responsibility or liability for the accuracy or completeness of the Trust’s registration statement under the 1940 Act or the Securities Act of 1933, as amended (“1933 Act”), except for information supplied by the Adviser for inclusion therein. The Trust agrees to indemnify the Adviser to the full extent permitted by the Trust’s Declaration of Trust.
12. Liability of Trust and Funds. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust as provided in the Declaration of Trust. This Agreement shall not be deemed to have been made by any of them individually or to impose any liability on them personally. With respect to any obligation of the Trust or a Fund arising under this Agreement, the Adviser shall look for payment or satisfaction of such obligation solely to the assets and property of the Fund to which such obligation relates, and under no circumstances shall the Adviser have the right to set off claims relating to a Fund by applying property of any other series of the Trust. The business and contractual relationships created by this Agreement, consideration for entering into this Agreement, and the consequences of such relationship and consideration relate solely to the Trust and the Funds.
Section 14 of the Sub-Advisory Agreement between the ASYMmetric ETFs, LLC and Toroso Investments, LLC provides:
14.           Liability and Standard of Care.
14.1.       The Sub-Adviser shall exercise due care and diligence and use the same skill and care in providing its services hereunder as it uses in providing services to other investment companies, accounts and customers, but the Sub-Adviser and its affiliates and their respective agents, control persons, directors, officers, employees, supervised persons and access persons shall not be liable for any action taken or omitted to be taken by the Sub-Adviser in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties. Notwithstanding the foregoing, federal securities laws and certain state laws impose liabilities under certain circumstances on persons who have acted in good faith, and therefore nothing herein shall in any way constitute a waiver or limitation of any right which the Trust, a Fund or any shareholder of a Fund may have under any federal securities law or state law the applicability of which is not permitted to be contractually waived.
14.2.       The Sub-Adviser shall indemnify the Trust, each Fund, the Adviser and each of their respective affiliates, agents, control persons, directors, members of the Board, officers, employees and shareholders (the “Adviser Indemnified Parties”) against, and hold them harmless from, any costs, expense, claim, loss, liability, judgment, fine, settlement or damage (including reasonable legal and other expenses) (collectively, “Losses”) arising out of any claim, demands, actions, suits or proceedings (civil, criminal, administrative or investigative) asserted or threatened to be asserted by any third party (collectively, “Proceedings”) in so far as such Loss (or actions with respect thereto) arises out of or is based upon (i) any material misstatement or omission of a material fact in information regarding the Sub-Adviser furnished in writing to the Adviser by the Sub-Adviser for use in the Registration Statement, proxy materials or reports filed with the SEC; or (ii) the willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties of the Sub-Adviser in the performance of its duties under this Agreement (collectively, “Sub-Adviser Disabling Conduct”).
14.3.       Notwithstanding anything to the contrary contained herein, the Sub-Adviser, its affiliates and their respective agents, control persons, directors, partners, officers, employees, supervised persons and access persons shall not be liable to, nor shall they have any indemnity obligation to, the Adviser, its officers, directors, agents, employees, controlling persons or shareholders or to a Fund, Trust or their shareholders for: (i) any material misstatement or omission of a material fact in a Fund’s Prospectus, registration statement, proxy materials or reports filed with the SEC, unless and to the extent such material misstatement or omission was made in reliance upon, and is consistent with, the information furnished to the Adviser by the Sub-Adviser specifically for use therein; (ii) any action taken or failure to act in good faith reliance upon (A) information, instructions or requests, whether oral or written, with respect to a Fund made to the Sub-Adviser by a duly authorized officer of the Adviser or the Trust; (B) the advice of counsel to the Trust; or (C) any written instruction of the Board; or (iii) acts of the Sub-Adviser which result from or are based upon acts or omissions of the Adviser, including, but not limited to, a failure of the Adviser to provide accurate and current information with respect to any records maintained by Adviser, which records are not also maintained by the Sub-Adviser; provided, however, that the limitations on the Sub-Adviser’s liability and indemnification obligations described in (i) through (iii) above shall not apply with respect to, and to the extent, any portion of liability is attributable to Sub-Adviser Disabling Conduct.
14.4.       The Sub-Adviser shall not be deemed by virtue of this Agreement to have made any representation or warranty that any level of investment performance or level of investment results, either relative or absolute, will be achieved.
14.5.       For the avoidance of doubt, neither Fund shareholders nor the members of the Board shall be personally liable under this Agreement.
14.6.       The Adviser will be liable for Losses caused by the Adviser’s provision of a securities (or other financial instrument) purchase, hold, or sale recommendation to the Sub-Adviser, but for which the Adviser failed to: (i) correctly identify one or more securities and/or financial instruments for purchase, sale, shorting, or closing out a short (e.g., wrong CUSIP number); (ii) provide the correct amount or percentage of the Fund’s investment portfolio for a particular security or financial instrument; (iii) accurately identify the type of transaction (e.g., buy, rather than short); or (iv) provide a particular recommendation to the Sub-Adviser in a timely manner (collectively, “Update Failures”).
14.7.       The Adviser shall indemnify the Sub-Adviser and each of its respective affiliates, agents, control persons, directors, officers, employees and shareholders (the “Sub-Adviser Indemnified Parties”) against, and hold them harmless from, any Losses arising out of any Proceedings in so far as such Loss (or actions with respect thereto) arises out of or is based upon (i) any material misstatement or omission of a material fact in information regarding the Adviser furnished by or on behalf of the Adviser in writing for use in the Registration Statement, proxy materials or reports filed with the SEC; or (ii) the willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties of the Adviser in the performance of its duties under this Agreement; or (iii) Update Failures (collectively, “Adviser Disabling Conduct”).
14.8.       Notwithstanding anything to the contrary contained herein, the Adviser, its affiliates and their respective agents, control persons, directors, partners, officers, employees, supervised persons and access persons shall not be liable to, nor shall they have any indemnity obligation to, any Sub-Adviser Indemnified Parties for: (i) any material misstatement or omission of a material fact in a Fund’s Prospectus, registration statement, proxy materials or reports filed with the SEC, unless and to the extent such material misstatement or omission was made in reliance upon, and is consistent with, the information furnished to the Adviser by or on behalf of the Sub-Adviser specifically for use therein; (ii) any action taken or failure to act in good faith reliance upon acts or omissions of the Sub-Adviser which result from or are based upon acts or omissions of the Sub-Adviser, including, but not limited to, a failure of the Sub-Adviser to provide accurate and current information with respect to any records maintained by Sub-Adviser; provided, however, that the limitations on the Adviser’s liability and indemnification obligations described in this Section 14.7 shall not apply with respect to, and to the extent, any portion of liability that is attributable to Adviser Disabling Conduct.
14.9.       The Sub-Adviser shall not be deemed by virtue of this Agreement to have made any representation or warranty that any level of investment performance or level of investment results, either relative or absolute, will be achieved.
Section 6 of the Distribution Agreement between the Trust and Foreside Fund Services, LLC provides:
6.       Indemnification.
(a)       The Trust agrees to indemnify and hold harmless the Distributor, its affiliates and each of their respective directors, officers and employees and agents and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act (any of the Distributor, its officers, employees, agents and directors or such control persons, for purposes of this paragraph, a “Distributor Indemnitee”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) (“Losses”) that a Distributor Indemnitee may incur arising out of or based upon: (i) Distributor serving as distributor for the Trust pursuant to this Agreement;
(ii)       the allegation of any wrongful act of the Trust or any of its directors, officers, employees or affiliates in connection with its duties and responsibilities in this Agreement;
(iii)       any claim that the Registration Statement, Prospectus, Statement of Additional Information, product description, shareholder reports, Marketing Materials and advertisements specifically approved by the Trust and Investment Adviser or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the Prospectus, Statement of Additional Information and product description, in light of the circumstances under which they were made) not misleading under the 1933 Act, or any other statute or the common law; (iv) the breach by the Trust of any obligation, representation or warranty contained in this Agreement; or (v) the Trust’s failure to comply in any material respect with applicable securities laws.
(b)       The Distributor agrees to indemnify and hold harmless the Trust and each of its Trustees and officers and any person who controls the Trust within the meaning of Section 15 of the 1933 Act (for purposes of this paragraph, the Trust and each of its Trustees and officers and its controlling persons are collectively referred to as the “Trust Indemnitees”) against any Losses arising out of or based upon (i) the allegation of any wrongful act of the Distributor or any of its directors, officers, employees or affiliates in connection with its activities as Distributor pursuant to this Agreement; (ii) the breach of any obligation, representation or warranty contained in this Agreement by the Distributor;
(iii) the Distributor’s failure to comply in any material respect with applicable securities laws, including applicable FINRA regulations; or (iv) any allegation that the Registration Statement, Prospectus, Statement of Additional Information, product description, shareholder reports, any information or materials relating to the Funds (as described in section 3(g)) or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements not misleading, insofar as such statement or omission was made in reliance upon, and in conformity with information furnished to the Trust, in writing, by the Distributor.

In no case (i) is the indemnification provided by an indemnifying party to be deemed to protect against any liability the indemnified party would otherwise be subject to by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or (ii) is the indemnifying party to be liable under this Section with respect to any claim made against any indemnified party unless the indemnified party notifies the indemnifying party in writing of the claim within a reasonable time after the summons or other first written notification giving information of the nature of the claim shall have been served upon the indemnified party (or after the indemnified party shall have received notice of service on any designated agent).
Failure to notify the indemnifying party of any claim shall not relieve the indemnifying party from any liability that it may have to the indemnified party against whom such action is brought, on account of this Section, unless failure or delay to so notify the indemnifying party prejudices the indemnifying party’s ability to defend against such claim. The indemnifying party shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce the claim, but if the indemnifying party elects to assume the defense, the defense shall be conducted by counsel chosen by it and satisfactory to the indemnified party. In the event that indemnifying party elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by them. If the indemnifying party does not elect to assume the defense of any suit, it will reimburse the indemnified party for the reasonable fees and expenses of any counsel retained by them. The indemnifying party agrees to notify the indemnified party promptly of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the purchase or redemption of any of the Creation Units or the Shares.
(c)       No indemnified party shall settle any claim against it for which it intends to seek indemnification from the indemnifying party, under the terms of section 6(a) or 6(b) above, without prior written notice to and consent from the indemnifying party, which consent shall not be unreasonably withheld. No indemnified or indemnifying party shall settle any claim unless the settlement contains a full release of liability with respect to the other party in respect of such action. This section 6 shall survive the termination of this Agreement.
(d)       The Trust acknowledges and agrees that as part of its duties, Distributor will enter into agreements with certain authorized participants (each an “AP” and collectively the “APs”) for the purchase and redemption of Creation Units (each such agreement an “AP Agreement”). The APs may insert and require that Distributor agree to certain provisions in the AP Agreements that contain certain representations, undertakings and indemnification that are not included in the form-of AP Agreement (each such modified AP Agreement a “Non-Standard AP Agreement).
To the extent that Distributor is requested or required to make any such representations mentioned above, the Trust shall indemnify, defend and hold the Distributor Indemnitees free and harmless from and against any and all Losses that any Distributor Indemnitee may incur arising out of or relating to (a) the Distributor’s actions or failures to act pursuant to any Non-Standard AP Agreement; (b) any representations made by the Distributor in any Non-Standard AP Agreement to the extent that the Distributor is not required to make such representations in the form-of AP Agreement; or
(c) any indemnification provided by the Distributor under a Non-Standard AP Agreement. In no event shall anything contained herein be so construed as to protect the Distributor Indemnitees against any liability to the Trust or its shareholders to which the Distributor Indemnitees would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of Distributor’s obligations or duties under the Non- Standard AP Agreement or by reason of Distributor’s reckless disregard of its obligations or duties under the Non-Standard AP Agreement.

Item 31. Business and Other Connections of Investment Adviser
See “Management” in the Prospectus and “Management” and “Investment Advisory, Administrative and Distribution Services” in the Statement of Additional Information for information regarding the business of the Adviser.
For information as to the business, profession, vocation and employment of a substantial nature of each of the partners and officers of the Adviser, reference is made to the Adviser’s current Form ADV (File No. 801-120226) filed under the Investment Advisers Act of 1940, as amended, incorporated herein by reference.
Item 32. Principal Underwriters
(a) Foreside Fund Services, LLC serves as principal underwriter for the following investment companies registered under the 1940 Act, as amended:

1.ABS Long/Short Strategies Fund
2.Absolute Shares Trust
3.Adaptive Core ETF, Series of Collaborative Investment Series Trust
4.AdvisorShares Trust
5.AFA Multi-Manager Credit Fund
6.AGF Investments Trust
7.AIM ETF Products Trust
8.Alexis Practical Tactical ETF, Series of Listed Funds Trust
9.Alpha Intelligent – Large Cap Growth ETF, Series of Listed Funds Trust
10.Alpha Intelligent – Large Cap Value ETF, Series of Listed Funds Trust
11.AlphaCentric Prime Meridian Income Fund
12.American Century ETF Trust
13.American Customer Satisfaction ETF, Series of ETF Series Solutions
14.Amplify ETF Trust
15.Applied Finance Core Fund, Series of World Funds Trust
16.Applied Finance Explorer Fund, Series of World Funds Trust
17.Applied Finance Select Fund, Series of World Funds Trust
18.ARK ETF Trust
19.ASYMmetric ETFs Trust
20.Bluestone Community Development Fund
21.BondBloxx ETF Trust
22.Braddock Multi-Strategy Income Fund, Series of Investment Managers Series Trust
23.Bridgeway Funds, Inc.
24.Brinker Capital Destinations Trust
25.Brookfield Real Assets Income Fund Inc.
26.Build Funds Trust
27.Calamos Convertible and High Income Fund
28.Calamos Convertible Opportunities and Income Fund
29.Calamos Dynamic Convertible and Income Fund
30.Calamos Global Dynamic Income Fund
31.Calamos Global Total Return Fund
32.Calamos Strategic Total Return Fund
33.Carlyle Tactical Private Credit Fund
34.Cboe Vest Bitcoin Managed Volatility Fund, Series of World Funds Trust
35.CBOE Vest S&P 500® Buffer Strategy Fund, Series of World Funds Trust
36.Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust
37.Cboe Vest S&P 500® Enhanced Growth Strategy Fund, Series of World Funds Trust
38.Center Coast Brookfield MLP & Energy Infrastructure Fund
39.Changebridge Capital Long/Short ETF, Series of Listed Funds Trust
40.Changebridge Capital Sustainable Equity ETF, Series of Listed Funds Trust
41.Clifford Capital Focused Small Cap Value Fund, Series of World Funds Trust
42.Clifford Capital Partners Fund, Series of World Funds Trust
43.Cliffwater Corporate Lending Fund
44.Cliffwater Enhanced Lending Fund
45.Cohen & Steers Infrastructure Fund, Inc.
46.Convergence Long/Short Equity ETF, Series of Trust for Professional Managers
47.CornerCap Group of Funds
48.CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
49.Curasset Capital Management Core Bond Fund, Series of World Funds Trust
50.Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust
51.Davis Fundamental ETF Trust
52.Defiance Digital Revolution ETF, Series of ETF Series Solutions
53.Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions
54.Defiance Nasdaq Junior Biotechnology ETF, Series of ETF Series Solutions
55.Defiance Next Gen Altered Experience ETF, Series of ETF Series Solutions
56.Defiance Next Gen Big Data ETF, Series of ETF Series Solutions
57.Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions
58.Defiance Next Gen H2 ETF, Series of ETF Series Solutions
59.Defiance Next Gen SPAC Derived ETF, Series of ETF Series Solutions
60.Defiance Quantum ETF, Series of ETF Series Solutions
61.Direxion Shares ETF Trust
62.Dividend Performers ETF, Series of Listed Funds Trust
63.DoubleLine Opportunistic Credit Fund
64.DoubleLine Yield Opportunities Fund
65.Eaton Vance NextShares Trust
66.Eaton Vance NextShares Trust II
67.EIP Investment Trust
68.Ellington Income Opportunities Fund
69.Esoterica Thematic ETF Trust

70.ETF Opportunities Trust
71.Evanston Alternative Opportunities Fund
72.Exchange Listed Funds Trust
73.Fiera Capital Series Trust
74.FlexShares Trust
75.FOMO ETF, Series of Collaborative Investment Series Trust
76.Forum Funds
77.Forum Funds II
78.Friess Brandywine Blue Fund, Series of Managed Portfolio Series
79.Friess Brandywine Fund, Series of Managed Portfolio Series
80.Friess Small Cap Growth Fund, Series of Managed Portfolio Series
81.Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust
82.Grayscale Future of Finance ETF, Series of ETF Series Solutions
83.Grizzle Growth ETF, Series of Listed Funds Trust
84.Guinness Atkinson Funds
85.Harbor ETF Trust
86.Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
87.Infusive US Trust
88.Innovator ETFs Trust
89.Ironwood Institutional Multi-Strategy Fund LLC
90.Ironwood Multi-Strategy Fund LLC
91.John Hancock Exchange-Traded Fund Trust
92.Kelly Strategic ETF Trust
93.LifeGoal Conservative Wealth Builder ETF, Series of Northern Lights Fund Trust II
94.LifeGoal Home Down Payment ETF, Series of Northern Lights Fund Trust II
95.LifeGoal Wealth Builder ETF, Series of Northern Lights Fund Trust II
96.Mairs & Power Funds Trust
97.Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
98.Manor Investment Funds
99.Milliman Variable Insurance Trust
100.Mindful Conservative ETF, Series of Collaborative Investment Series Trust
101.Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
102.Mohr Growth ETF, Series of Collaborative Investment Series Trust
103.Morgan Creek - Exos Active SPAC Arbitrage ETF, Series of Listed Funds Trust
104.Morgan Creek - Exos SPAC Originated ETF, Series of Listed Funds Trust
105.Morningstar Funds Trust
106.OSI ETF Trust
107.OTG Latin American Fund, Series of World Funds Trust
108.Overlay Shares Core Bond ETF, Series of Listed Funds Trust
109.Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
110.Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
111.Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
112.Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
113.Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
114.Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
115.Palmer Square Opportunistic Income Fund
116.Partners Group Private Income Opportunities, LLC
117.PENN Capital Funds Trust
118.Performance Trust Mutual Funds, Series of Trust for Professional Managers
119.Perkins Discovery Fund, Series of World Funds Trust
120.Philotimo Focused Growth and Income Fund, Series of World Funds Trust
121.Plan Investment Fund, Inc.
122.PMC Funds, Series of Trust for Professional Managers
123.Point Bridge GOP Stock Tracker ETF, Series of ETF Series Solutions
124.Preferred-Plus ETF, Series of Listed Funds Trust
125.Putnam ETF Trust
126.Quaker Investment Trust
127.Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
128.Rareview Inflation/Deflation ETF, Series of Collaborative Investment Series Trust
129.Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
130.Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
131.REMS Real Estate Value-Opportunity Fund, Series of World Funds Trust
132.Renaissance Capital Greenwich Funds
133.Revere Sector Opportunity ETF, Series of Collaborative Investment Series Trust
134.Reverse Cap Weighted U.S. Large Cap ETF, Series of ETF Series Solutions
135.Reynolds Funds, Inc.
136.RiverNorth Volition America Patriot ETF, Series of Listed Funds Trust
137.RMB Investors Trust
138.Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
139.Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
140.Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
141.Roundhill BITKRAFT Esports & Digital Entertainment ETF, Series of Listed Funds Trust
142.Roundhill IO Digital Infrastructure ETF, Series of Listed Funds Trust
143.Roundhill MEME ETF, Series of Listed Funds Trust
144.Roundhill MVP ETF, Series of Listed Funds Trust
145.Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
146.Roundhill Streaming Services & Technology ETF, Series of Listed Funds Trust
147.Rule One Fund, Series of World Funds Trust
148.Salient MF Trust
149.Securian AM Balanced Stabilization Fund, Series of Investment Managers Series Trust

150.Securian AM Equity Stabilization Fund, Series of Investment Managers Series Trust
151.Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
152.SHP ETF Trust
153.Six Circles Trust
154.Sound Shore Fund, Inc.
155.Spear Alpha ETF, Series of Listed Funds Trust
156.Strategy Shares
157.Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
158.Syntax ETF Trust
159.The B.A.D. ETF, Series of Listed Funds Trust
160.The Chartwell Funds
161.The Community Development Fund
162.The De-SPAC ETF, Series of Collaborative Investment Series Trust
163.The Finite Solar Finance Fund
164.The NextGen Trend and Defend ETF, Series of Collaborative Investment Series Trust
165.The Private Shares Fund (f/k/a SharesPost 100 Fund)
166.The Short De-SPAC ETF, Series of Collaborative Investment Series Trust
167.The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
168.Third Avenue Trust
169.Third Avenue Variable Series Trust
170.Tidal ETF Trust
171.TIFF Investment Program
172.Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
173.Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
174.Timothy Plan International ETF, Series of The Timothy Plan
175.Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
176.Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
177.Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
178.Total Fund Solution
179.Transamerica ETF Trust
180.TrueShares ESG Active Opportunities ETF, Series of Listed Funds Trust
181.TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust
182.TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
183.TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust
184.TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
185.TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
186.TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
187.TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
188.TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
189.TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
190.TrueShares Structured Outcome (May) ETF, Listed Funds Trust
191.TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
192.TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
193.TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
194.TrueShares Technology, AI & Deep Learning ETF, Series of Listed Funds Trust
195.Tuttle Capital Short Innovation ETF, Series of Collaborative Investment Series Trust
196.U.S. Global Investors Funds
197.Union Street Partners Value Fund, Series of World Funds Trust
198.Variant Alternative Income Fund
199.Variant Impact Fund
200.VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
201.VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
202.VictoryShares Emerging Market High Div Volatility Wtd ETF, Series of Victory Portfolios II
203.VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II
204.VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
205.VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
206.VictoryShares Protect America ETF, Series of Victory Portfolios II
207.VictoryShares Top Veteran Employers ETF, Series of Victory Portfolios II
208.VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
209.VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
210.VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
211.VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
212.VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
213.VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
214.VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
215.VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
216.VictoryShares USAA Core Intermediate-Term Bond ETF, Series of Victory Portfolios II
217.VictoryShares USAA Core Short-Term Bond ETF, Series of Victory Portfolios II
218.VictoryShares USAA MSCI Emerging Markets Value Momentum ETF, Series of Victory Portfolios II
219.VictoryShares USAA MSCI International Value Momentum ETF, Series of Victory Portfolios II
220.VictoryShares USAA MSCI USA Small Cap Value Momentum ETF, Series of Victory Portfolios II
221.VictoryShares USAA MSCI USA Value Momentum ETF, Series of Victory Portfolios II
222.Walthausen Funds
223.West Loop Realty Fund, Series of Investment Managers Series Trust
224.WisdomTree Trust
225.WST Investment Trust
226.XAI Octagon Floating Rate & Alternative Income Term Trust

(b) To the best of Registrant’s knowledge, the following are the Officers and Managers of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	President, Treasurer and Manager	None
Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Teresa Cowan	111 E. Kilbourn Avenue, Suite 2200, Milwaukee, WI 53202	Vice President	None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Jennifer E. Hoopes	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None

(c) Not applicable.
Item 33. Location of Accounts and Records
The books and records required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the addresses below:

ASYMmetric ETFs, LLC 158 East 126th Street, Suite 304 New York, NY 10035	U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services 615 East Michigan Street, Milwaukee, WI 53202	Foreside Fund Services, LLC Three Canal Plaza, Suite 100, Portland, ME 04101

Item 34. Management Services
Not applicable.
Item 35. Undertakings
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, Registrant has duly caused this Post-Effective Amendment No. 3 on Form N-1A to be signed on its behalf by the undersigned, duly authorized, in the City of New York, State of New York on April 29, 2022.

ASYMmetric ETFs Trust

By:	/s/ Darren R. Schuringa
Darren R. Schuringa
Chairman, Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Darren R. Schuringa	Chairman, Trustee, President and Principal Executive Officer	April 29, 2022
Darren R. Schuringa

/s/ Aaron M. Berson	Treasurer and Principal Financial Officer	April 29, 2022
Aaron M. Berson

Vivienne Hsu*	Trustee	April 29, 2022
Vivienne Hsu

Winston I. Lowe*	Trustee	April 29, 2022
Winston I. Lowe

Suzanne Siracuse*	Trustee	April 29, 2022
Suzanne Siracuse

William M. Thomas*	Trustee	April 29, 2022
William M. Thomas

*By /s/ Darren R. Schuringa pursuant to Powers of Attorney previously filed as an exhibit to the Registration Statement filed on February 12, 2021, and incorporated by reference herein.

EXHIBIT INDEX

(d)(2)	First Amendment to the Investment Advisory Agreement between the Trust and ASYMmetric ETFs, LLC